QUARTZ MOUNTAIN RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 Fax No. (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of Shareholders of Quartz Mountain Resources Ltd. (the “Company”) will be held at 1020 – 800 West Pender Street, Vancouver, B.C., on January 16, 2008, at 2:00 p.m., local time, for the following purposes:

1.	To receive the audited financial statements of the Company for its fiscal year ended July 31, 2007, the report of the auditor thereon and the related management discussion and analysis.

2.	To elect four (4) directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

4.	To consider and if thought fit, approve an ordinary resolution to continue the Company’s Share Option Plan.

An Information Circular and form of proxy accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The above meeting matters are deemed to include consideration of any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, this 18th day of December 2007.

BY ORDER OF THE BOARD

“Rene G. Carrier”

Rene G. Carrier
President